Exhibit 77C. Matters submitted to a vote of security holders.

The Annual Meeting of Shareholders of the Fund was held on May 10, 2012. The description of each matter voted upon and the number of shares voted at the Annual Meeting is as follows:

For	Withheld
1.	Election of Directors*

Directors elected by the holders of the Fund’s common stock:
Stewart E. Conner	133,686,160	4,133,724
Eileen A. Moran	133,897,437	3,922,447
David J. Vitale	133,564,345	4,255,539

Director elected by the holders of the Fund’s preferred stock:
Nancy Lampton	3,494	53

*	Directors whose term of office continued beyond this meeting are Robert J. Genetski, Phillip R. McLoughlin, Geraldine M. McNamara, Nathan I. Partain, Christian H. Poindexter and Carl F. Pollard.
2.	Proposal to amend certain provisions of the Fund’s charter that govern the terms of its preferred stock in order to permit the Fund, under certain circumstances, to depart from guidelines imposed by the rating agencies. (This proposal did not pass because in the separate class vote of the preferred shareholders, a majority of shares voted against.)
	For	Against	Abstain

Common and preferred stock votes	101,074,814	7,587,845	3,979,386

Preferred stock votes	1,385	2,156	3

3.	Proposal to amend the Fund’s fundamental investment restrictions

	For	Withheld	Abstain

Common and preferred stock votes	112,642,044	8,303,551	4,056,571

Preferred stock votes	3,540	3	0